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                                                                   Sub-item 77E

                               LEGAL PROCEEDINGS

INVESCO MUNICIPAL PREMIUM INCOME TRUST ("PIA")

Curbow Family LLC, et. al. v. Morgan Stanley Investment Advisors, Inc., et.al. On January 17, 2011, a Consolidated Amended Shareholder Derivative Complaint was filed on behalf of Invesco Value Municipal Income Trust and Invesco Municipal Premium Income Trust (the "Trusts") against Morgan Stanley Investment Advisers, Inc. and its parent as well as certain individuals (collectively, the "Defendants"). The Plaintiffs alleged that Defendants breached their fiduciary duties to common shareholders by causing the Trusts to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value, which they alleged were trading at a discount from market value at the time, and by not having adequate procedures to deal with the potential conflicts of interest. The Plaintiffs alleged that the redemptions of the ARPS wasted Trust assets, occurred at the expense of the Trusts and the common shareholders, and were improperly motivated to benefit preferred shareholders and Defendants. Additionally, the Plaintiffs claimed that the ARPS were replaced with less favorable financing. Plaintiffs seek a judgment that: 1) orders Defendants to refrain from redeeming any ARPS at their liquidation value using the Trusts' assets; 2) awards monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages allegedly suffered as a result of the redemptions of ARPS at their liquidation value; 3) grants appropriate equitable relief to remedy the Defendants' breaches of fiduciary duties; and 4) awards to Plaintiffs the costs and disbursements of the action. On June 24, 2010, the Board of Trustees formed a Special Litigation Committee ("SLC") to investigate the claims made in the April 2010 demand letters with the assistance of independent counsel. After reviewing the findings of the SLC and a vote by Independent Trustees, the Board announced on July 12, 2011 that it had adopted the SLCrecommendation to reject the demands and seek dismissal of the lawsuit. The Trusts filed a motion to dismiss on October 4, 2011, which remains pending.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.